EDGE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

		Total
Balance, December 31, 2015	$	183,393
Capital contributions (Note C)		275,012
Net loss		(381,027)
Balance, December 31, 2016	$	77,378

See accompanying notes.